FORM 4
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.  Name and Address of Reporting Person

    Hodsoll, Frank
    425 Corporate Circle
    Golden, CO  80401

2.  Issuer Name and Ticker or Trading Symbol

    Unique Mobility, Inc. (UQM)

3.  IRS or Social Security Number of Reporting Person (Voluntary)

    ###-##-####

4.  Statement for Month/Year

    September 1997

5.  If Amendment, Date of Original (Month/Year)

    N/A

6.  Relationship of Reporting Person to Issuer

    Director


TABLE I-Non-Derivative Securities Acquired, Disposed Of, or Benefically Owned

1.  Title of Security (Instr. 3)

    Line 1 - Common Stock
    Line 2 - Common Stock
    Line 3 - Common Stock
    Line 4 - Common Stock
    Line 5 - Common Stock

2.  Transaction Date (Month/Day/Year)

    Line 1 - 9/19/97
    Line 2 - 9/19/97
    Line 3 - 9/19/97
    Line 4 - 9/19/97
    Line 5 - 9/22/97

3.  Transaction Code (Instr. 8)

    Line 1 - Code: M  V: Voluntary
    Line 2 - Code: S  V: Voluntary
    Line 3 - Code: S  V: Voluntary
    Line 4 - Code: S  V: Voluntary
    Line 5 - Code: S  V: Voluntary

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

    Line 1 - Amount: 16,000 shares  (A) or (D): A  Price: $5.38 per share
    Line 2 - Amount:  9,000 shares  (A) or (D): D  Price: $9.00 per share
    Line 3 - Amount:  2,500 shares  (A) or (D): D  Price: $8.88 per share
    Line 4 - Amount:    500 shares  (A) or (D): D  Price: $9.06 per share
    Line 5 - Amount:  4,000 shares  (A) or (D): D  Price: $9.00 per share

5.  Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

    Line 1 - 2,000 Shares

6.  Ownership Form:  Direct (D) or Indirect (I)  (Instr. 4)

    Direct

7.  Nature of Indirect Beneficial Ownership (Instr. 4)

    N/A


TABLE II-Derivative Securities Acquired, Disposed Of, or Beneficially Owned
         (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1.  Title of Derivative Security (Instr. 3)

    Line 1 - Call Option

2.  Conversion or Exercise Price of Derivative Security

    Line 1 - $5.38 Per Share

3.  Transaction Date (Month/Day/Year)

    Line 1 - September 19, 1997

4.  Transaction Code (Instr. 8)

    Line 1 - Code: M; V: Voluntary

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

    Line 1 - Exercised Call Option as to 16,000 Shares

6.  Date Exercisable and Expiration Date (Month/Day/Year)

    Line 1 - Date Exercisable:  August 1, 1994

    Line 1 - Expiration Date:  July 31, 2004

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

    Line 1 - Title: Common Stock; Amount or Number of Shares: 16,000 Shares

8.  Price of Derivative Security (Instr. 5)

    Line 1 - N/A

9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

    Line 1 - 52,000 Shares

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
    (Instr. 4)

    Direct

11. Nature of Indirect Beneficial Ownership  (Instr. 4)

    N/A


Explanation of Responses:  None

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)


/s/ Frank Hodsoll                                 October 9, 1997
**Signature of Reporting Person                         Date